Exhibit 8.1

May 13, 2004

UnumProvident Corporation,

1 Fountain Square,

Chattanooga, TN 37402.

Ladies and Gentlemen:

As counsel to UnumProvident Corporation (the “Company”) in connection with the registration of the Company’s Adjustable Conversion-Rate Equity Security Units, we hereby confirm to you that the discussion set forth under the heading “U.S. Federal Income Tax Consequences” with respect to the Company’s Adjustable Conversion-Rate Equity Security Units is our opinion, subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “U.S. Federal Income Tax Consequences” in the Prospectus with respect to the Company’s Adjustable Conversion-Rate Equity Security Units. In giving such consent, we do not admit that we are in the category of person whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP